UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February, 2025
Commission File Number: 001-37835

Indivior PLC

10710 Midlothian Turnpike, Suite 125
North Chesterfield, Virginia 23235
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

The Registrant furnishes Exhibits 99.1 and 99.2 with this report. The Registrant released Exhibit 99.1 through the Regulatory News Service in the United Kingdom ("U.K.") earlier today. The unaudited condensed financial statements in Exhibit 99.2 are the same as those in Exhibit 99.1. Exhibit 99.1 states that the condensed financial statements have been prepared in accordance with U.K. adopted International Accounting Standards and in conformity with the Companies Act 2006 as applicable to companies reporting under those standards, while Exhibit 99.2 states that the condensed financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

INCORPORATION BY REFERENCE

This report on Form 6-K and Exhibit 99.2, beginning at the caption "Important Cautionary Note Regarding Forward-Looking Statements" and continuing through to the appendix (adjusted results), shall be deemed to be incorporated by reference into our registration statements on Form S-8 which was filed with the Securities and Exchange Commission on (i) June 12, 2023 (File No. 333-272596), and (ii) October 24, 2024 (File No. 333-282815), including in both cases the prospectus forming a part of such registration statement, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indivior PLC

Date: February 20, 2025	By:	/s/ Ryan Preblick
Name: Ryan Preblick
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Announcement sent to London Stock Exchange on October 20, 2025, titled "FY and Q4 2024 Results and FY 2025 Guidance Announced."

99.2	Announcement furnished to the United States Securities and Exchange Commission on February 20, 2025.